Exhibit 12.3
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Six Months	Twelve Months Ended
	Ended	December 31,
	June 30,	(Thousands of Dollars)

	2008	2007	2006	2005	2004	2003
Earnings, as defined:
Income from continuing operations before income taxes	$51,757	$96,003	$115,452	$103,327	$60,830	$31,063
Adjust for distributed income of equity investees	7,314	6,064	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	(48)	(435)
Fixed charges, as below	38,934	72,879	65,745	64,379	66,137	68,134
Total earnings, as defined	$98,005	$174,946	$171,850	$157,336	$128,909	$96,626

Fixed charges, as defined:
Interest charges[1]	$38,508	$71,946	$64,720	$62,962	$61,269	$64,813
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	3,216	1,915
Rental interest factor	426	933	1,025	1,417	1,652	1,406
Total fixed charges	$38,934	$72,879	$65,745	$64,379	$66,137	$68,134

Preferred dividends requirements	$-	$-	$-	$-	$-	$-
Total combined fixed charges	$38,934	$72,879	$65,745	$64,379	$66,137	$68,134
Ratio of earnings to combined fixed charges and preferred
dividends	2.52 x	2.40 x	2.61 x	2.44 x	1.95 x	1.42 x
1 FIN 48 interest is not included in interest charges.